UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                               (Amendment No. 2)*

                    Under the Securities Exchange Act of 1934

                             Investors Title Company

                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                    461804106
                                 (CUSIP Number)

                                December 31, 2006
             (Date of Event Which Requires Filing of this Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                | | Rule 13d-1(b)

                                |_| Rule 13d-1(c)

                                |X| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 461804106

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1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    William Morris Fine
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a)  |_|
                                                                        (b)  |_|
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3.  SEC USE ONLY


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4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------

 NUMBER OF    5. SOLE VOTING POWER

   SHARES        80,594
              ------------------------------------------------------------------
BENEFICIALLY  6. SHARED VOTING POWER

  OWNED BY       95,470
              ------------------------------------------------------------------
    EACH      7. SOLE DISPOSITIVE POWER

  REPORTING      80,594
              ------------------------------------------------------------------
   PERSON     8. SHARED DISPOSITIVE POWER

    WITH         95,470
--------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    178,064 (1)
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10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             |_|
--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    8.03%
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------------
                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------
(1) 95,000 of these shares are held by a limited partnership of which Mr. Fine is a general partner and shares joint voting power over such shares with James
A. Fine, Jr. Additionally, this number includes 2,000 shares of common stock that Mr. Fine has the right to purchase under stock options that were exercisable within 60 days of 12-31-2006, and 470 shares that are held by his wife.




ITEM 1(a). NAME OF ISSUER:

                             Investors Title Company

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL PLACE OR EXECUTIVE OFFICES:

                             121 N. Columbia Street
                        Chapel Hill, North Carolina 27514

ITEM 2(a). NAME OF PERSON FILING:

                               William Morris Fine

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                             121 N. Columbia Street
                        Chapel Hill, North Carolina 27514

ITEM 2(c). CITIZENSHIP:

                            United States of America

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

                 Common Stock, no par value (the "Common Stock")



ITEM 2(e). CUSIP NUMBER:

                                    461804106

ITEM 3.
                                 Not Applicable

ITEM 4. OWNERSHIP:

(a) AMOUNT BENEFICIALLY OWNED:

                                   178,064 (1)

(b) PERCENT OF CLASS:

                                      8.03%

(c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i) Sole power to vote or to direct the vote:

                                     80,594

(ii) Shared power to vote or to direct the vote:

                                     95,470

(iii) Sole power to dispose or to direct the disposition of:

                                     80,594

(iv) Shared power to dispose or to direct the disposition of:

                                     95,470

(1) 95,000 of these shares are held by a limited partnership of which Mr. Fine is a general partner and shares joint voting power over such shares with James
A. Fine, Jr. Additionally, this number includes 2,000 shares of common stock that Mr. Fine has the right to purchase under stock options that were exercisable within 60 days of 12-31-2006, and 470 shares that are held by his wife.


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following |_|

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                                 Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                                 Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                                 Not Applicable


ITEM 9. NOTICE OF DISSOLUTION OF THE GROUP:

                                 Not Applicable

ITEM 10. CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Dated: February 9, 2007
            Chapel Hill, North Carolina                 /s/ William Morris Fine
                                                        ------------------------
                                                        William Morris Fine



                                  End of Filing